FOR IMMEDIATE RELEASE

July 12, 2013
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President & CEO
Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Director, Managing Executive Officer &
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Notice Concerning the Determination of the Unit Exercise Price and Other Terms
of Stock Options (Stock Acquisition Rights)

Tokyo –July 12, 2013 – Advantest Corporation (the “Company”) resolved at a meeting of its Board of Directors on June 26, 2013 to issue stock options in the form of stock acquisition rights.  The specific terms and conditions of the issuance of stock options in the form of stock acquisition rights that were not determined at the meeting of its Board of Directors on June 26, 2013 have been determined as set forth below.

1.	Date of allocation	July 12, 2013

2.	The number of directors, corporate auditors, executive officers and employees receiving stock acquisition rights	Directors, corporate auditors, executive officers and employees of the Company and directors and employees of its domestic and foreign subsidiaries totaling 384

3.	Class and total number of shares to be issued or delivered upon exercise of the stock acquisition rights	2,763,000 shares of common stock of the Company.

4.	Total number of stock acquisition rights issued	27,630

5.	Issuance price	46,000 yen per unit

6.	Unit Exercise price to be paid upon exercise of each stock acquisition right	166,900 yen per unit (1,669 yen per share)

7.	The total value of all shares (newly issued shares or treasury shares) issued or delivered upon exercise of stock acquisition rights	4,611,447,000 yen

8.	Matters concerning the amount of capital and the additional paid-in capital increased by the issuance of shares upon exercise of the stock acquisition rights
(a)     The amount of capital increased by the issuance of the shares upon exercise of the stock acquisition rights is 1,065 yen per share.
(b)     The amount of additional paid-in capital increased by the issuance of the shares upon exercise of the stock acquisition rights is 1,064 yen per share.